SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

June 14, 2002

Provalis plc
(Translation of Registrant's Name into English)

Newtech Square
Deeside Industrial Park
Deeside
Flintshire
CH5 2NT
(Address of Principle Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.)

CRG

For Immediate Release 14th June 2002

PROVALIS ANNOUNCEMENT IN RELATION TO PENNSAID® DISTRIBUTION AGREEMENT

Provalis plc announces that it has unexpectedly received a notification from Dimethaid International Inc., purporting to terminate the Distribution Agreement under which Provalis Healthcare distributes Pennsaid in the United Kingdom. In addition, Provalis has noted that Dimethaid has today made a public announcement in Toronto, Canada of this purported termination.

Provalis Healthcare believes that it is not in breach of its obligations under the Agreement, that Dimethaid is not entitled to terminate the Agreement and that Provalis Healthcare remains entitled to distribute Pennsaid in the United Kingdom.

Provalis is currently seeking advice from its advisers, and will be contacting Dimethaid to seek to resolve the issue. Provalis will update the market further in due course.

END

Provalis' Internet Website ; http://www.provalis.com

"Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: Statements in this announcement that relate to future plans, expectations, events, performances and the like are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. Actual results of events could differ materially from those described in the forward-looking statements due to a variety of factors. Such factors include, among others: the success of the Group's research and development strategy; uncertainties related to future trial results and the regulatory process; the execution and success of collaborative agreements with third parties; the impact of future laws, regulations and policies; the Group's intellectual property position and the success of patent applications for its products and technologies; stock market trends in the Group's sector; the Group's dependence on key personnel; general business and economic conditions; and other factors beyond the Group's control that may cause the Group's available capital resources to be used more quickly than expected. These and other factors that could affect the Company's future results are more fully described in its filings with the US Securities and Exchange Commission, in particular the latest 20-F filing, copies of which are available from the Company Secretary at the Company's registered address.

For further information:-

Dr Phil Gould, Provalis plc, Tel: 01244 833463
Mr Lee Greenbury, Provalis plc, Tel: 01244 833402
Lisa Baderoon, Buchanan Communications, Tel: 020 7466 5000

Notes to Editors

Provalis plc (LSE.PRO and NASDAQ.PVLS) is a healthcare company with three separate divisions:-

- **Medical Diagnostics** – develops and sells to world markets medical diagnostic products for chronic disease management. The division's principle products are Glycosal® and Osteosal® in the areas of diabetes and osteoporosis respectively.

- **Healthcare** – sells and markets its own, and third party, branded, prescription medicines in the UK to GPs and hospitals through its own regionally managed sales force. The division sells products in the areas of muscular-skeletal disorders, gastroenterology, osteoporosis, migraine and dermatology.

- **Therapeutics R&D** – develops a range of vaccine candidates for the prevention of infectious diseases through a network of research collaborators.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provalis plc

Date: June 14, 2002

By: ______________________

Name: Lee Greenbury
Title: Secretary